UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, New York 10017

(646) 679-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,576,600,000.00	$1,939,286.70
(1)

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $79.88, the average and the high and low sale prices of Altaba Inc. common stock on the Nasdaq Global Select Market on June 4, 2018 and (ii) 195,000,000, the maximum number of shares of Altaba Inc. common stock to be purchased in the tender offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,939,286.70

Form or Registration No.: Schedule TO

Filing Party: Altaba Inc.

Date Filed: June 7, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 8 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the supplements and amendments thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2018 by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). For each Share accepted in the Offer (as defined below), stockholders will receive: (i) 0.35 American Depository Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 7, 2018, a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by Supplement to Offer to Purchase, dated July 9, 2018, a copy of which was previously filed as Exhibit (a)(1)(G) to the Schedule TO (“Supplement to Offer to Purchase” and, together with the Original Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and restated by the Amended and Restated Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Defined terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Offer to Purchase. This Amendment to the Schedule TO is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Exchange Act.

The information set forth in the Offer to Purchase and Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent expressly set forth herein.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following text:

Based on the final count by the Exchange Agent, after adjusting for conditional tenders, a total of 358,184,048 Shares were properly tendered and not properly withdrawn. Because the Offer was oversubscribed, only 195,000,000 of such Shares were accepted from tendering stockholders. These Shares were allocated on a pro rata basis (except that “odd lot” holders’ Shares were purchased on a priority basis). The Fund has been informed by the Exchange Agent that the proration factor for the Offer is approximately 54.42%. The Exchange Agent will promptly issue payment for the Shares accepted for purchase in the Offer and return Shares tendered in the Offer but not accepted for purchase.

The aggregate Offer Consideration for the Shares purchased by the Fund in the Offer is approximately 68,250,000 Alibaba ADSs and $1,741,350,000 in cash, excluding fees and expenses relating to the Offer. Based on the closing price of Alibaba ADSs on the New York Stock Exchange on August 8, 2018, which was $177.52, the value per Share of the Offer Consideration on such date was $71.06, which represented approximately 92.04% of Altaba’s current estimated net asset value per Share and approximately 74.31% of Altaba’s Adjusted NAV per Share on such date, in each case calculated as of August 8, 2018.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

On August 10, 2018, the Fund issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on August 8, 2018. A copy of the press release is filed as Exhibit (a)(5)(G) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(G)	Press release, dated August 10, 2018, announcing final results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name: Arthur Chong
Title: General Counsel and Secretary

Date: August 10, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2018.*

(a)(1)(B)	Amended and Restated Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2018.*

(a)(1)(G)	Supplement to Offer to Purchase, dated July 9, 2018.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated June 7, 2018, announcing the commencement of the Offer.*

(a)(5)(B)	Transcript of Corporate Update Conference Call of the Fund on June 7, 2018.*

(a)(5)(C)	Press release, dated July 2, 2018, announcing the extension of the Offer.*

(a)(5)(D)	Press release, dated July 9, 2018, announcing the execution of agreements with respect to the Fund’s investment in Yahoo Japan Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on July 10, 2018).

(a)(5)(E)	Press release, dated August 6, 2018, announcing the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares in the Offer.*

(a)(5)(F)	Press release, dated August 9, 2018, announcing preliminary results of the Offer.*

(a)(5)(G)	Press release, dated August 10, 2018, announcing final results of the Offer.

(b)	None.

(d)(1)	Long-Term Deferred Compensation Incentive Plan, effective August 9, 2017 (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A filed on September 11, 2017).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.